Watchdata Technologies Ltd.

No. 2 Wanhong West Street, Capital Airport Road

Chaoyang District, Beijing 100015

People’s Republic of China

(011) (86-10) 6472-2288

June 27, 2006

BY EDGAR AND HAND DELIVERY

Mr. Michael Coco

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Watchdata Technologies Ltd.
Post-Effective Amendment No. 1 to the
Registration Statement on Form F-1, File No. 333-121531

Dear Mr. Coco:

I am writing to request, under Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of the above-referenced post-effective amendment no. 1 to the registration statement (the “Post-Effective Amendment”), including all exhibits thereto, on the grounds that market conditions in the United States do not at this time support a public offering of the American Depositary Shares representing the ordinary shares of Watchdata Technologies Ltd. (the “Company”). The Company hereby confirms that it has not sold any securities in connection with the Registration Statements. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

Mr. Michael Coco

June 27, 2006

WATCHDATA TECHNOLOGIES LTD.

By:	/s/ Wang Youjun
Name:Wang Youjun Title:Chief Executive Officer

Enclosures

cc:	Mr. Paul M. Dudek
Mr. Jeffrey B. Werbitt
Mr. Craig Wilson
Ms. Melissa Rocha
Securities and Exchange Commission

Mr. Barry D. Walters
Freedom of Information Act Officer, Room 2307

Mr. Filip Moerman
Cleary Gottlieb Steen & Hamilton LLP